UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DRAGON GOLD RESOURCES, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

26144D 10 3
(CUSIP NUMBER)

RAOUL N. TSAKOK
789 WEST PENDER STREET
SUITE 900
VANCOUVER, BC CANADA V6C 1H2
(604) 893-8891
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

MAY 11, 2006
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
"Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 26144D 10 3

|1|	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Raoul N. Tsakok

|2|	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

|3|	SEC USE ONLY

|4|	SOURCE OF FUNDS
N/A

|5|	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

|6|	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

|7| SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	|8| SHARED VOTING POWER
OWNED BY EACH	N/A
REPORTING
PERSON WITH	|9| SOLE DISPOSITIVE POWER
None

|10|	SHARED DISPOSITIVE POWER
N/A

|11|	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

|12|	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
N/A

|13|	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

|14|	TYPE OF REPORTING PERSON
IN

ITEM 1.      Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 (the “Common Stock”) of Dragon Gold Resources, Inc. a Nevada corporation (the "Company"). The principal executive offices of Dragon Gold Resources, Inc. are located at Regents Place, 338 Euston Road, London, United Kingdom NW1 3BT.

ITEM 2.      Identity and Background

A.	Name of Person filing this Statement: Raoul N. Tsakok.

B.	Residence of Business Address: Suite 900, 789 West Pender Street, Vancouver, BC, Canada V6C 1H2

C.	Present Principal Occupation and Employment: Businessman

D.	Mr. Tsakok has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Mr. Tsakok has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Mr. Tsakok is a citizen of Canada.

ITEM 3.      Source of Amount of Funds or Other Compensation

N/A

ITEM 4.      Purpose of Transaction

N/A

ITEM 5.      Interest in Securities of the Issuer

(a)	None

(b)	None

(c)

By Exchange Agreement dated July 15, 2004 (the "Exchange" which is incorporated by reference under Exhibit 1) the shareholder of Dragon Minerals Holdings, Inc., a BVI company (“Dragon Minerals”), being Raoul Tsakok, exchanged 100% of his shares in Dragon Minerals for 16,500,000 newly issued shares of Dragon Gold Resources, Inc., a Nevada corporation (“Dragon Gold”). On May 5, 2006 the aforesaid parties entered into a Termination Agreement to terminate the Exchange Agreement. Under the terms of the Termination Agreement all of the 16,500,000 will be returned to the treasury of Dragon Gold in exchange for 100% of the shares of Dragon Minerals which are to be returned to the former holder thereof, Mr. Tsakok. Should, for any reason the full 16,500,000 not be returned to Dragon Gold then the 100% of Dragon Minerals shares being returned will be reduced proportionately. Raoul Tsakok transferred 5,000,000 of his share position in Dragon Gold on July 16, 2004 to three non associated individuals and one director of Dragon Gold. Therefore pursuant to the terms of the Termination Agreement, Mr. Tsakok is now returning 11,500,000 shares , being the total remaining shares of Dragon Gold held by him, to Dragon Gold for cancellation.

(d)	None

(e)	Mr. Tsakok ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on May 5, 2006.

ITEM 6.      Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7.      Material to be Filed as Exhibits

Exhibit 1(1) Exchange Agreement

(1) Filed as Exhibit 2.1 to the Company’s Form 8-K filed on July 29, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006	By:	/s/ Raoul Tsakok
Raoul Tsakok